Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8, filed on or about March 1, 2024, of SharpLink Gaming, Inc. of our report dated May 16, 2022, relating to the consolidated financial statements of SharpLink Gaming Ltd. as of and for the year ended December 31, 2021, appearing in the Annual Report on Form 10-K (as amended) for the year ended December 31, 2022 of SharpLink Gaming Ltd.

As discussed in Note 16 to the financial statements, the 2021 financial statements and disclosures have been restated to retrospectively apply discontinued operations. We have not audited the adjustments to the 2021 financial statements to retrospectively apply discontinued operations, as described in Note 16.

/s/ RSM US LLP

Minneapolis, Minnesota

March 1, 2024